UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 18, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: ANGLOGOLD ASHANTI SHARPENS OPERATIONAL FOCUS WITH SALE OF GRAMALOTE STAKE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI SHARPENS OPERATIONAL FOCUS WITH SALE OF GRAMALOTE STAKE

(JOHANNESBURG) -- AngloGold Ashanti, which continues to sharpen focus on its operating assets and high-return development projects, has agreed to sell its entire 50% indirect interest in the Gramalote Project to B2 Gold Corp for a total consideration of up to $60 million.
The agreement, which provides full ownership of the project to B2Gold, follows a joint sales process by partners AngloGold Ashanti and B2Gold for their combined interests in Gramalote that failed to yield an offer from a third party that was acceptable to either AngloGold Ashanti or B2Gold. B2Gold is the manager of the project.

“This sale will help increase our focus on our operating assets the projects we intend to develop,” AngloGold Ashanti CEO Alberto Calderon said. “AngloGold Ashanti remains a committed, long-term investor in Colombia with our exciting Quebradona copper and gold project and we look forward to playing a key role in developing of a modern, responsible mining sector in the country.”

AngloGold Ashanti will receive a cash payment of $20 million at the closing date of the proposed transaction, with the balance dependent on project construction and production milestones that the Gramalote Project reaches.

The proposed transaction, subject to limited conditions including approval of the South African Reserve Bank, as the agreement has been executed prior to the implementation of AngloGold Ashanti’s proposed corporate restructuring related to its new corporate domicile in the United Kingdom and primary listing on the New York Stock Exchange, is expected to close by the end of the year.

About Gramalote
The Gramalote project is a JV between AngloGold Ashanti (50%) and B2Gold (50% owner and the manager). It is situated in the Department of Antioquia, 124km northeast of Medellín. Following the completion of the FS optimised work in the second half of 2022, both partners determined that the Gramalote project does not meet their investment thresholds for development. Following a comprehensive review of the alternatives relating to the project, both parties agreed to commence a joint sales process for the project. Gramalote has an attributable mineral resource of 2.6Moz inclusive of a mineral reserve of 1.6Moz.

ENDS

18 September 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 18, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary